UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By	/s/ José Luís Magalhães Salazar
Name:	José Luís Magalhães Salazar
Title:	Investor Relations Officer

TELEMAR NORTE LESTE S.A. Corporate Taxpayers’ Registry No. (CNPJ/MF) 33,000,118/0001-79 PUBLICLY-HELD COMPANY Board of Trade (NIRE) No. 33 300 152580	TELE NORTE LESTE PARTICIPAÇÕES S.A. Corporate Taxpayers’ Registry No. (CNPJ/MF) 02,558,134/0001-58 PUBLICLY-HELD COMPANY Board of Trade (NIRE) NO. 33300262539

NOTICE TO SHAREHOLDERS

Payment of Extraordinary Dividends

TELE NORTE LESTE PARTICIPAÇÕES S.A. (“TNE”) and TELEMAR NORTE LESTE S.A. (“TMAR”) disclose that their Board of Directors decided, during their respective meetings held on August 28, 2008, to approve the distribution of extraordinary dividends, pursuant to the terms and conditions described below:

(a) TMAR: payment of a total amount of R$3,896,178,090.68 to TMAR’s shareholders, pursuant to their shareholding position as of September 11, 2008 (in Bovespa);

(b) TNE: payment of a total amount of R$1,200,004,546.34 to TNE’s shareholders, pursuant to their shareholding position as of September 11, 2008 (in Bovespa);

(c) Payment: the extraordinary dividends mentioned herein will be paid to shareholders of TMAR and TNE starting on September 19, 2008 through Banco do Brasil S/A, pursuant to the following terms and conditions:

1. Amount of Extraordinary Dividends: Shareholders with a shareholding position as of September 11, 2008 shall receive extraordinary dividends as follows:

(a) TMAR:

Shares	Price per Share	Total Amount
	(R$)	(R$)
TMAR3 (ON)	15.5494	1,664,766,858.29
TMAR5 (PNA)	17.1045	2,228,097,081.58
TMAR6 (PNB)	3.1149	3,314,150.81
Total:		3,896,178,090.68

(b) TNE:

Shares	Price per Share	Total Amount
	(R$)	(R$)
TNLP3 (ON)	3.1390	400,351,202.14
TNLP4 (PN) and ADR	3.1390	799,653,344.20
Total:		1,200,004,546.34

(c) TMAR and TNE: All shares of both companies will be traded ex extraordinary dividends from September 12, 2008 on.

Rio de Janeiro, August 28, 2008

José Luis Magalhães Salazar

Investor Relations Officer